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                                                                   Exhibit 99.6

                             SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell P&O Princess shares. The offer is made in the United States by Carnival Corporation solely by the Partial Share Offer document dated March 17, 2003 and the related Letter of Transmittal and Form of Acceptance, and is not being made to, nor will acceptances be accepted from or on behalf of, holders of P&O Princess shares in any jurisdiction in which the making of the Partial Share Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Partial Share Offer document, the Letter of Transmittal, the Form of Acceptance and related materials should not be forwarded or transmitted in or into Australia, Belgium, Canada, France, Germany, Ireland, Japan, New Zealand, Singapore, South Africa, Spain or The Netherlands.

                         Notice of Partial Share Offer

                                      by

                             Carnival Corporation

          to acquire up to 20 percent of the issued share capital of

                           P&O Princess Cruises plc

                            on the following basis:

                     for each P&O Princess share accepted
                            0.3004 Carnival shares

                      for each P&O Princess ADS accepted
                            1.2016 Carnival shares

In connection with the proposed combination of P&O Princess Cruises plc ("P&O Princess") and Carnival Corporation ("Carnival") under a dual listed company structure (the "DLC transaction"), Carnival is making an offer to P&O Princess shareholders to exchange all or part of their ordinary shares of P&O Princess of $0.50 each ("P&O Princess shares"), including shares held in the form of American Depository Shares ("P&O Princess ADSs"), for shares of common stock of Carnival, par value $0.01 per share ("Carnival shares"), subject to an aggregate maximum of 20% of P&O Princess' issued share capital. If the DLC transaction is not completed due to lack of shareholder approval or for any other reason, the Partial Share Offer will not be completed. Whether or not P&O Princess shareholders accept the Partial Share Offer will not influence whether or not the DLC transaction will proceed.

The board of P&O Princess is not making a recommendation with regard to the Partial Share Offer and, to the best of the knowledge of P&O Princess, some, but not all, of its directors and executive officers intend to participate in the Partial Share Offer. The P&O Princess board is not making any recommendation because once the DLC structure has been implemented both P&O Princess shares and Carnival shares will represent an investment with respect to the group consisting of Carnival, P&O Princess and their subsidiaries and the decision by each P&O Princess shareholder about which type of shares he or she should hold will depend upon the individual shareholder's particular preferences and circumstances.

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The Partial Share Offer is conditional on, and will close on, completion of the
DLC transaction. The DLC transaction is conditional on the closing of the Partial Share Offer (except the condition relating to completion of the DLC transaction). The conditions of the Partial Share Offer are set out in the Partial Share Offer document.

Fractions of Carnival shares will not be issued. Therefore, P&O Princess shareholders who hold fewer than four P&O Princess shares will not be able to tender their shares in the Partial Share Offer.

The exchange of P&O Princess shares or P&O Princess ADSs for Carnival shares pursuant to the Partial Share Offer will likely be a taxable transaction for U.S. federal income tax purposes in which U.S. P&O Princess shareholders recognise gain or, subject to the possible application of the "wash sale" rule as described below, loss in an amount equal to the difference between the fair market value of such Carnival shares received and the shareholder's adjusted tax basis in the P&O Princess shares or P&O Princess ADSs, as the case may be. If the P&O Princess shares or P&O Princess ADSs are deemed to be "substantially identical", for the purposes of the wash sale rule of the Internal Revenue Code and applicable Treasury Regulations, to the Carnival shares received by a U.S. holder pursuant to the Partial Share Offer, such holder will not be able to recognize a loss on such exchange. Any loss that is disallowed through the application of the wash sale rule would not be eliminated but would rather be deferred and a U.S. holder's holding period and tax basis in their P&O Princess shares exchanged pursuant to the Partial Share Offer would carry over to the Carnival shares received pursuant to such exchange.

THE OFFER WILL EXPIRE AT 10:00 A.M. (LONDON TIME), 5:00 A.M (NEW YORK CITY
TIME), ON THURSDAY, APRIL 17, 2003 UNLESS THE OFFER IS EXTENDED. ANY EXTENSION WILL BE ANNOUNCED BY 8:00 A.M. (LONDON TIME) ON THE NEXT BUSINESS DAY FOLLOWING THE DAY ON WHICH THE PARTIAL SHARE OFFER IS DUE TO EXPIRE TO THE LONDON STOCK EXCHANGE (THROUGH A REGULATORY INFORMATION SERVICE) AND THROUGH THE DOW JONES NEWS SERVICE. IF THE PARTIAL SHARE OFFER IS EXTENDED THEN ANY REFERENCES TO APRIL 17, 2003 IN THIS ANNOUNCEMENT SHALL REFER INSTEAD TO THE DATE TO WHICH THE PARTIAL SHARE OFFER SHALL HAVE BEEN EXTENDED.

P&O Princess shareholders who hold P&O Princess shares in certificated form (that is, who hold a share certificate) and wish to accept the Partial Share Offer must deliver the certificate(s) representing the P&O Princess shares they wish to tender, together with a completed Form of Acceptance, to the UK Receiving Agent, as soon as possible and, in any event, so as to be received by no later than the time the Partial Share Offer expires.

P&O Princess shareholders who hold P&O Princess shares in uncertificated form (that is, in CREST) and wish to accept the Partial Share Offer must send (or, for CREST sponsored members, procure that the CREST sponsor sends) a TTE instruction in accordance with the procedure set out in the Partial Share Offer document, as soon as possible and, in any event, so as to be received by no later than the time the Partial Share Offer expires.

P&O Princess shareholders who hold P&O Princess ADSs in book-entry form through their broker or otherwise and wish to accept the Partial Share Offer, should contact the institution promptly and instruct it to accept the Partial Share Offer on their behalf not later than the time the Partial Share Offer expires. P&O Princess shareholders who hold P&O Princess ADRs evidencing P&O Princess ADSs that are registered in their name and that wish to accept the Partial Share Offer, must complete and deliver the Letter of Transmittal to the U.S. Exchange Agent (Computershare Trust Company of New York, 88 Pine Street, 19/th/ Floor, Wall Street Plaza, New York, NY 10005) no later than the time the Partial Share Offer expires.

P&O Princess shareholders who wish to have their Carnival shares credited to an existing U.S. brokerage account rather than receiving a share certificate, may do so provided that they have an

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existing U.S. brokerage account and validly complete and timely return the
Brokerage Account Election Form included as part of the Partial Share Offer document.

P&O Princess shareholders may elect to accept the Partial Share Offer in respect of all or a portion of their P&O Princess shareholdings. If acceptances of the Partial Share Offer are received in respect of in excess of 20% of P&O Princess' issued share capital, acceptances will be scaled down. Subject to the Partial Share Offer becoming unconditional in all respects, acceptances of the Partial Share Offer by P&O Princess shareholders which are otherwise valid in all respects (or are deemed to be valid), will be met in full to the extent they are made in respect of up to 20% of the relevant P&O Princess shareholder's registered holding of P&O Princess shares on April 17, 2003. Acceptances by P&O Princess shareholders to the extent they are made in respect of more than 20% of the relevant P&O Princess shareholder's registered holding of P&O Princess shares on April 17, 2003, will be met only to the extent that other P&O Princess shareholders do not accept the Partial Share Offer or accept the Partial Share Offer in respect of less than 20% of their P&O Princess shares held at 10:00 a.m., London time, on that date. If more than 20% is tendered, each tendering shareholder will have its 20% accepted. The remaining amount tendered will be accepted pro rata for each shareholder based on the proportion of the number of shares available once acceptances of up to 20% have been satisfied to the total number of shares tendered in excess of 20%. No such acceptance will be scaled down below 20% of the relevant registered holding of P&O Princess shares on April 17, 2003.

Under the Partial Share Offer, holders of P&O Princess will be able to withdraw their acceptances at any time prior to April 17, 2003. The Partial Share Offer will be deemed not to have been validly accepted in respect of which acceptances have been validly withdrawn. There will be no subsequent offer period during which the Partial Share Offer would be open for acceptances but during which withdrawal rights would have ceased.

Assuming that the Partial Share Offer is declared unconditional, Carnival will issue and distribute its shares for the P&O Princess shares taken up in the Partial Share Offer within 14 calendar days of the closing of the Partial Share Offer. If proration is required, Carnival will determine the proration factor as soon as practicable following the Partial Share Offer becoming unconditional.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the United States Securities Exchange Act of 1934, as amended, is contained in the Partial Share Offer document and incorporated herein by reference.

THE PARTIAL SHARE OFFER DOCUMENT AND RELATED MATERIALS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISIONS ARE MADE WITH RESPECT TO THE PARTIAL SHARE OFFER.

Requests for assistance or copies of the Partial Share Offer document, the Letter of Transmittal, the Form of Acceptance and all other related materials may be directed to the UK Receiving Agent or the U.S. Information Agent as set forth below, and copies will be furnished promptly at Carnival's expense.

              U.S. INFORMATION AGENT       UK RECEIVING AGENT
               Georgeson Shareholder     Computershare Investor
              17 State Street, 10/th/         Services PLC
                       Floor                  The Pavilions
                New York, NY 10004           Bridgwater Road
             Banks and Brokers: 1 212       Bristol BS13 8FB
                     440-9800           Telephone: 0800 953 0083
              All Others Toll Free: 1
                   866 203-2636
             UK & Europe: +44 207 335
                       8700

                  Calls from outside the UK or U.S. should be
                     made to +44 870 899 3147 (calls will
                      be charged at the applicable rate)

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